UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

S1 Corporation
(Name of Subject Company (Issuer))
S1 Corporation
(Name of Filing Person (Issuer))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78463B101
(CUSIP Number of Class of Securities)
Richard P. Dobb, Esq.
Chief Legal Officer and Corporate Secretary
S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia 30326
(404) 923-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Stuart G. Stein, Esq.
R. Daniel Keating, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-8575

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,000,000	$5,885.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,476,190 shares of common stock at the maximum tender offer price of $5.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,885.00	Filing Party:	S1 Corporation

Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SIGNATURE
EX-99.(A)(5)(A) PRESS RELEASE DATED 12-21-06

INTRODUCTION
     This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on December 1, 2006 and Amendment No. 2 to the Schedule TO filed with the SEC on December 18, 2006 (collectively, the “Schedule TO”) by S1 Corporation, a Delaware corporation (the “Company”), to purchase up to $55,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2006, as amended and supplemented by the Supplement to Offer to Purchase dated December 1, 2006 (collectively, the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal” which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).
     Except as amended hereby, all of the terms of the Tender Offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On December 21, 2006, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on December 14, 2006. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is modified amended and supplemented by adding the following:
     (a)(5)(A) Press Release, dated December 21, 2006, announcing final results of the Tender Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2006	S1 CORPORATION
/s/ Richard P. Dobb
Richard P. Dobb
Chief Legal Officer and Corporate Secretary